FRANKLIN OGELE, P.A.

Attorney at Law

One Gateway Center, 26th FL

Newark, NJ 07102

www.ogelelaw.com

Email: fogele@msn.com

Office: (973) 277 4239Bar Admissions:

Fax:   (862) 772 3985New York and New Jersey

June 10, 2020

Laura Nicholson, Esq.

Special Counsel

Division of Corporate Finance

Office of Energy and Transportation

United States Securities and Exchange Commission

Washington, DC 20006

Re:Equitable Mineral & Development Inc.

Registration Statement on Form S-1

Filed on May 1, 2020

File No. 333-237976

Dear Counsel, Nicholson:

This letter responds to the Staff letter of May 28, 2020. The Staff Comments are reproduced in verbatim hereunder in italics followed by the Registrant’s responses.

STAFF COMMENT

Registration Statement on Form S-1 filed on May 1, 2020 Cover Page

1.We note your disclosure on your prospectus cover page and in your Plan of Distribution section that as of the date of this registration statement, (i) you expect to enter into an administrative agreement with a FINRA registered broker-dealer, and (ii) you had not entered into any posting agreements with any crowd funding websites, although you expect to enter into a posting agreement with a similar service provider selected by your management, referring to such service provider as “Portal Provider." Please describe to us the services to be provided pursuant to any such administrative agreement or posting agreement in connection with this registered offering. We may have further comments when we review your response.

REGISTRANT RESPONSE

The Registrant has amended the Cover Page and the Plan of Distribution to disclose that the offering will be sold by officers and directors of the Company and not through listing or portal providers such as crowdfunding portals and if registered broker-dealers are engaged, post-effective date  amendment will be filed to make such disclosure. See cover page iii and page 40.

STAFF COMMENT

2.We note your disclosure on your prospectus cover page that you will attempt to have the shares quoted on either the OTCQX or OTCQB. However, we also note your disclosure on page 14 that you plan to apply to have the shares quoted on the Over-the-Counter Bulletin Board. Please revise to reconcile such disclosures.

REGISTRANT RESPONSE

The Form S-1 has been amended to state that the Registrant plans to have the shares quoted on either the OTCBB. See cover page iii.

STAFF COMMENT

Summary of Prospectus, page 1

3.We note your disclosure on page 1 that you "are an energy company engaged in the acquisition, reworking, exploitation and/or development of oil and natural gas properties in the United States." Please revise to clarify whether you are currently engaged in such activities, or whether these are your future planned activities.

REGISTRANT RESPONSE

Registrant has amended the disclosure to state that Registrant plans to engage in the acquisition, reworking, exploitation and/or development of oil and natural gas properties in the United States. See page 1.

STAFF COMMENT

Risk Factors

Our directors and officers have rights to indemnification, page 15

4.We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” We also note your disclosure that such provision does not “preclude the exclusive jurisdiction of the federal courts over all suits brought to enforce any duty or liability created by the Exchange Act of 1934 or the rules and regulations thereunder, nor the concurrent jurisdiction of federal and state courts over all such matters under Section 22 of the Securities Act of 1933.” Please revise your prospectus to clearly state whether your forum selection provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Please also ensure that the exclusive forum provision in your bylaws is consistent with your revised disclosure. For example, if this provision does not apply to actions arising under the Securities Act or Exchange Act, please ensure that your provision in your bylaws states this clearly.

REGISTRANT RESPONSE

Registrant has revised the Form S-1 to provide the appropriate disclosure. See page 15. The language is also consistent with Section 47 of the Bylaws filed on May 1, 2020.

STAFF COMMENT

Use of Proceeds, page 17 –

5.Please explain the difference between "acquired projects" and "other acquisitions" as listed in your tabular disclosure, and for each, give a brief outline of your development costs. See Item 504 of Regulation S-K.

ISSUER RESPONSE

The Form S-1 has been revised to provide appropriate disclosure, including a brief outline of development costs as footnote 2 to the Use of Proceeds. See Page 17. Please note that there has been no acquisitions by the Registrant. The reference to “acquired projects” and “other acquisitions” were typos.

STAFF COMMENT

Plan of Operation, page 21

6.Please update your referenced oil and gas prices under "Overview." In addition, please update your disclosure provided under "Market Conditions."

ISSUER RESPONSE

The Form S-1 has been revised to disclose current “Market Conditions”. See Page 21.

STAFF COMMENT

Directors, Executive Officers, Promoters and Control Persons, page 34

7.Please disclose the business experience during the past five years for Mr. Gard, and also explain the business of K&N Management of which Mr. Nolan is disclosed as a co-owner since 1994. See Item 401(e) of Regulation S-K.

REGISTRANT RESPONSE

The Form S-1 has been revised to disclose the business experience of Mr. Gard for the las five years and the business of K&N Management of which Mr. Nolan is disclosed as a co-owner since 1994. See Pages 35 and 36.

STAFF COMMENT

Executive Compensation, page 38

8.Please disclose the material terms of your consulting agreement with Austin Gard that you filed as Exhibit 10.2. In addition, please reconcile your disclosure that you have not paid Mr. Gard compensation through March 31, 2020 with Section 3 of the agreement, which appears to provide for $1,000 to be paid to Mr. Gard per month.

REGISTRANT RESPONSE

The Form S-1 has been amended to disclose the material terms of the consulting agreement [i.e., the services to be provided by Mr. Gard. See “Consulting Agreement” on page 34. Section 2 of the Consulting Agreement has also been amended to disclose the services to be provided by Mr. Gard with an effective date of March 31, 2020 which reconciles with the disclosure that Mr. Gard has not been paid for March 31, 2020. See Amended Consulting Agreement, Exhibit 10. 2.

STAFF COMMENT

Security Ownership of Certain Beneficial Owners and Management, page 40

9.We note references throughout your filing, including in your tabular disclosure of beneficial ownership, to a "Timothy Austin Nolen." Please clarify throughout if your Chief Executive Officer is named Timothy Austin Nolen or Timothy Austin Gard.

REGISTRANT RESPONSE

The Form S-1 has been revised to correct the typo error and properly disclose the name of the CEO which is Timothy Austin Gard.

STAFF COMMENT

10.You disclose that as of March 31, 2020, there were 20,000,000 shares of your common stock issued and outstanding. For each of the two shareholders disclosed in the table, you disclose each beneficially owns 10,000,000 shares, or 10%. Please revise the percentages disclosed in the percent of class column to calculate the percentages on the basis of the amount of outstanding securities. See Instruction 1 to Item 403 of Regulation S-K.

REGISTRANT RESPONSE

The Table of Securities Ownership has been revised to disclose the 50% of outstanding shares held by each shareholder on the basis of the amount of outstanding securities. See Page 39.

STAFF COMMENT

Note 5. Promissory Note Payable, page 55

11.Your disclosure on page 23 suggests that the promissory note described herein is a loan from a member of the Board of Directors. If so, revise to provide disclosure pursuant to Rule 4-08(k) of Regulation S-X and FASB ASC 850-50. In addition, ensure that your disclosures of the material terms of the note are consistent throughout the filing.

REGISTRANT RESPONSE

Note 5 has been revised the appropriate disclosure consistent with Rule 4-08(k) of Regulation S-X and FASB ASC 850-50. The effective date of the promissory note is March 31, 2020 and not February 27, 2020 as erroneously disclosed on Note 5 to the financial statements.

STAFF COMMENT

Signatures, page 59

12.If Brian Nolen currently serves as a director, please ensure that he signs the registration statement in such capacity. Refer to Instructions to Signatures in Form S-1.

REGISTRANT RESPONSE

The Signature page has been revised to reflect Brian Nolen’s signature. See Page 58.

Very truly yours,

/s/: Franklin Ogele

Franklin Ogele, Esq.

As Counsel to Equitable Mineral & Development, Inc.